Exhibit 99.1

Investor Contact: Ngoc Nguyen (808) 546-3475 ngoc.nguyen@hawaiiantel.com	Media Contact: Su Shin (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Third Quarter 2016 Results

Delivered business strategic revenue(1) growth of 12.3 percent

Achieved data center and cloud services revenue growth of 10.8 percent

Increased consumer strategic revenue(1) by 3.4 percent

Grew Hawaiian Telcom TV into a $42 million annualized revenue stream

HONOLULU (Thursday, November 3, 2016) -- Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its third quarter ended September 30.  The highlights are as follows:

•	Revenue totaled $97.8 million, resulting in Adjusted EBITDA(2) of $28.6 million.
•

Business strategic revenue increased 12.3 percent year-over-year to $17.0 million, driven by a solid 12.6 percent growth in data services revenue and 10.8 percent growth in data center services revenue.

•	Consumer strategic revenue increased 3.4 percent year-over-year to $17.5 million, driven by a strong 20.8 percent growth in video services revenue.
•	Enabled 3,000 households with fiber in the third quarter, increasing enabled households on O‘ahu to 201,000.
•	Ended the third quarter with approximately 39,800 Hawaiian Telcom TV subscribers, increasing penetration of households enabled to 19.8 percent.
•

Generated net loss of $0.3 million, or $0.02 per diluted share for the quarter, partially because of a $0.5 million non-cash pension expense related to employee retirements in the quarter, and a $0.5 million anticipated year-over-year increase in depreciation and amortization as a result of the continued expansion of the Company’s next-generation broadband fiber network.

“I am proud of what Hawaiian Telcom and its employees have been able to achieve over the last six years as a public company,” said Scott Barber, Hawaiian Telcom’s president and CEO.  “Six years ago we anticipated the coming industry-wide decline in traditional legacy revenues and made the strategic decision to invest in upgrading our network with fiber that would enable us to provide advanced high-bandwidth services to Hawai‘i’s consumers and businesses.  As a result of executing this decision, strategic revenues now represent almost half of our consumer revenue and 40 percent of our business revenue.  We have successfully transformed the Company into Hawai‘i’s Technology Leader, a strategic partner for businesses and a next-generation communications and entertainment provider for Hawai‘i consumers.

“Today we can take pride in the 100 percent increase in our fiber route miles compared to six years ago, resulting in more than 200,000 homes and 5,000 business locations with access to the network that provides Hawai‘i’s fastest Internet.  Businesses of all sizes consider us a strategic partner, consistently turning to us for a wide array of services from traditional, such as phone and CPE, to next-generation IP, data and cloud services.  This constructive relationship has resulted in steady business data services revenue growth year-over-year for eleven consecutive quarters.  We also recently celebrated Hawaiian Telcom TV’s five year anniversary; our IPTV product now represents a $42 million annualized revenue stream and growing, with nearly 40,000 subscribers.  With these investments and our outstanding employees providing exceptional customer service, I’m confident that we will continue to generate organic growth, sustainable and growing cash flow, and increase long-term value for our shareholders.”

Third Quarter 2016 Results

Third quarter revenue was $97.8 million, compared to $100.9 million in the third quarter of 2015.  The decline was partly because of an additional $1.1 million received in 2015 for government subsidies from the FCC’s Connect America Fund – Phase II program to expand broadband availability.  Revenue growth in the quarter, primarily driven by strong growth in consumer video, business data (broadband) services and data center services was offset by the impact of voice access line losses and lower wholesale revenue.  Third quarter Adjusted EBITDA was $28.6 million, a decrease of $2.7 million year-over-year.

Net loss for the third quarter was $0.3 million, or $0.02 per diluted share, partially because of a $0.5 million non-cash pension expense related to employee retirements in the quarter, and a $0.5 million anticipated year-over-year increase in depreciation and amortization as a result of the continued expansion of the Company’s next-generation broadband fiber network.

Business Revenue

Third quarter business revenue totaled $44.8 million, consistent with the third quarter of 2015.  Data services revenue increased a solid 12.6 percent year-over-year as customer demand for high-bandwidth IP-based data services such as Ethernet, Dedicated Internet Access, IP-VPN and BVoIP continued to rise.  One of the measures of this trend is the growth in BVoIP lines, which grew 14.3 percent year-over-year to approximately 18,600 lines, offsetting more than a third of total legacy voice access line decline.

Revenue from data center services grew 10.8 percent year-over-year for the third quarter, driven by increased sales of Ethernet, security, and managed services.

Third quarter business strategic revenue increased 12.3 percent year-over-year and now represents 38 percent of total reported business revenue, compared to 34 percent in the same period a year ago, and 32 percent in the same period two years ago.  Revenue increases from business strategic services and equipment and managed services offset the year-over-year decline in business legacy voice services.

Consumer Revenue

Third quarter consumer revenue totaled $35.7 million, compared to $36.6 million in the third quarter of 2015.  Revenue growth in the quarter from Hawaiian Telcom TV and high-bandwidth Internet services was more than offset by the year-over-year revenue decline in consumer legacy voice and low-bandwidth Internet services.  Third quarter consumer strategic revenue increased 3.4 percent year-over-year and now represents 49 percent of total consumer revenue, up from 46 percent in the same period a year ago, and 40 percent in the same period two years ago.

Hawaiian Telcom TV continues to deliver solid results.  Video services revenue grew to $10.5 million for the quarter and has become a $42 million and growing annualized revenue stream.  The 20.8 percent year-over-year video revenue growth was driven by the addition of approximately 5,800 subscribers in the last twelve months, ending the third quarter with approximately 39,800 subscribers in service.  During the quarter, 3,000 additional households were fiber-enabled, increasing the total number of households enabled to 201,000 with 62 percent of those households capable of utilizing fiber-to-the-premise technology.  Hawaiian Telcom TV penetration of households enabled increased to 19.8 percent at the end of the third quarter, up from 18.6 percent at the end of the third quarter of 2015.

Internet services revenue declined $1.2 million from the same period a year ago primarily due to promotional pricing.  The Company ended the third quarter with approximately 91,000 Internet subscribers and customer adoption of higher speed offerings has continued to increase.  The number of customers on 21 Mbps to 1 Gbps speeds increased by 21 percent over the last year and 66 percent over the last two years.  The number of triple-play customers grew 8.8 percent year-over-year and Internet attachment rate continues to be high.  As of September 30, 2016, approximately 94 percent of all video subscribers had double- or triple-play bundles with Internet.

Wholesale Revenue

Third quarter wholesale revenue totaled $13.4 million, compared to $14.2 million in the third quarter 2015.  The decline was because of wholesale customers disconnecting lower bandwidth legacy circuits on month-to-month rates and moving to more efficient and cost effective fiber-based, higher bandwidth Ethernet circuits on multi-year contracts, as well as reduction in rates for certain wireless carriers in exchange for extended terms.

Operating Expenses

Operating expenses, exclusive of non-cash and special items which we exclude from our Adjusted EBITDA calculation, decreased $0.4 million year-over-year to $69.3 million in the third quarter.  The decrease was primarily due to reduced costs of utility pole maintenance, lower labor overtime, and lower electricity costs from reduced utility rates and energy savings initiatives.  These decreases were partially offset by higher direct cost of services related to video from rising content costs and increasing number of subscribers.

Capital Expenditures and Liquidity

Capital expenditures totaled $78.3 million in the nine months ended September 30, 2016, compared with $76.7 million for the same period in the prior year.  Approximately 85 percent of total capital expenditures for the first nine months of 2016 was directed towards growth and expansion initiatives, which include payments on the trans-Pacific cable system, spending on enabling homes and fiber-to-the-business, Connect America Fund build out, as well as success-based spending to support the growth of the Company’s next-generation services.  Overall, total capital expenditures for 2016 are expected to be in the high-$90 million range.

At the end of third quarter 2016, the Company had $20.7 million in cash and cash equivalents compared to $30.3 million at the end of 2015.  The use of cash is primarily related to higher levels of expansion-related and success-based capital expenditures.  Net Debt(3) was $264.3 million, resulting in a Net Leverage Ratio(4) as of September 30, 2016 of 2.3x.

Conference Call

The Company will host a conference call to discuss its third quarter 2016 results at 8:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Thursday, November 3, 2016.

To access the call, participants should dial (877) 456-0428 (US/Canada), or (615) 247-0082 (International) ten minutes prior to the start of the call and provide passcode 95494078.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available two hours after the conclusion of the call until 5:00 p.m. (Eastern Time) November 10, 2016.  Access the replay by dialing (855) 859-2056 or (404) 537-3406 and entering passcode 95494078.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Net Debt, Net Leverage Ratio and Levered Free Cash Flow. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA, Net Debt, Net Leverage Ratio and Levered Free Cash Flow to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to: failures in Hawaiian Telcom’s critical back office systems and IT infrastructure; breach of the our data security systems; increases in the amount of capital expenditures required to execute our business plan; the loss of certain outsourcing agreements, or the failure of any third party to perform under these agreements; our ability to sell capacity on the new submarine fiber cable project; adverse changes to applicable laws and regulations; the failure to adequately adapt to technological changes in the telecommunications industry, including changes in consumer technology preferences; adverse economic conditions in Hawai‘i; the availability of lump sum distributions under our union pension plan; limitations on the ability to utilize net operating losses due to an ownership change under Internal Revenue Code Section 382; the inability to service our indebtedness; limitations imposed on our business from restrictive covenants in the credit agreements; and severe weather conditions and natural disasters.  More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2015 Annual Report on Form 10-K. The information contained in this release is as of November 3, 2016. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom (NASDAQ: HCOM), headquartered in Honolulu, is Hawai‘i’s Technology Leader, providing integrated communications, broadband, data center and entertainment solutions for business and residential customers. With roots in Hawai‘i beginning in 1883, the Company offers a full range of services including Internet, video, voice, wireless, data network solutions and security, colocation, and managed and cloud services supported by the reach and reliability of its next generation fiber network and a 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience. For more information, visit www.hawaiiantel.com.

(1)  Consumer strategic revenue, as defined by the Company, includes video services and consumer Internet services revenues.  Business strategic revenue, as defined by the Company, includes data services and data center services revenues.  Data services include Dedicated Internet Access, Ethernet and other business data services, business Internet, and BVoIP.  Data center services include physical colocation, virtual colocation, network services, security, cloud services, and various related telephony services.

(2)  Adjusted EBITDA is a non-GAAP measure defined by the Company as Net Income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, gain on sale of property, non-cash stock and other performance-based compensation, SystemMetrics earn-out, pension settlement loss and other special items.  The Company believes this non-GAAP measure is a meaningful performance measure for investors because it is used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA to comparable GAAP financial measures has been included in the table distributed with this release.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

(4)  Net Leverage Ratio is defined by the Company as Net Debt divided by Last Twelve Months Adjusted EBITDA.  A detailed reconciliation of Net Leverage Ratio has been included in the tables distributed with this release.

(5)    In the fourth quarter 2015, we revised the presentation of volume information and operating revenue to provide more meaningful information.  Prior period information has been revised to reflect the current presentation.  Total revenue has not changed from that previously reported but the classification by channel has been modified and we now present product information by channel as well.

(6)  Levered Free Cash Flow provides a useful measure of operational performance and liquidity.  The Company defines Levered Free Cash Flow as Adjusted EBITDA less cash interest expense and capital expenditures.  A detailed reconciliation of Levered Free Cash Flow has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income (Loss)

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Operating revenues	$97,848	$100,905	$296,183	$294,208
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	41,903	41,013	124,987	120,415
Selling, general and administrative	29,206	33,146	88,625	92,645
Depreciation and amortization	23,036	22,551	67,479	65,772
Total operating expenses	94,145	96,710	281,091	278,832
Operating income	3,703	4,195	15,092	15,376
Other income (expense):
Interest expense	(4,156)	(4,148)	(12,879)	(12,651)
Interest income and other	—	4	—	15
Total other expense	(4,156)	(4,144)	(12,879)	(12,636)
Income (loss) before income tax provision (benefit)	(453)	51	2,213	2,740
Income tax provision (benefit)	(174)	(54)	892	1,204
Net income (loss)	$(279)	$105	$1,321	$1,536
Net income (loss) per common share -
Basic	$(0.02)	$0.01	$0.11	$0.14
Diluted	$(0.02)	$0.01	$0.11	$0.14
Weighted average shares used to compute net income (loss) per common share -
Basic	11,512,280	11,040,299	11,499,947	10,844,478
Diluted	11,512,280	11,318,641	11,539,828	11,275,655

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	September 30,	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$20,650	$30,312
Receivables, net	28,488	32,736
Material and supplies	8,217	8,499
Prepaid expenses	5,343	4,068
Other current assets	2,666	2,102
Total current assets	65,364	77,717
Property, plant and equipment, net	593,370	579,107
Intangible assets, net	33,254	34,828
Goodwill	12,104	12,104
Deferred income taxes, net	91,610	89,896
Other assets	5,985	6,043
Total assets	$801,687	$799,695
Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	50,844	44,841
Accrued expenses	15,656	14,491
Advance billings and customer deposits	15,324	17,551
Other current liabilities	6,070	5,932
Total current liabilities	90,894	85,815
Long-term debt	281,927	283,046
Employee benefit obligations	106,346	104,597
Other liabilities	17,185	18,538
Total liabilities	496,352	491,996
Commitments and contingencies (Note 11)
Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 11,512,502 and 11,466,398 shares issued and outstanding at September 30, 2016 and December 31, 2015, respectively	115	115
Additional paid-in capital	179,387	178,019
Accumulated other comprehensive loss	(34,441)	(29,388)
Retained earnings	160,274	158,953
Total stockholders’ equity	305,335	307,699
Total liabilities and stockholders’ equity	$801,687	$799,695

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Nine Months Ended
	September 30,
	2016	2015
Cash flows from operating activities:
Net income	$1,321	$1,536
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	67,479	65,772
Deferred financing amortization	1,533	1,436
Employee retirement benefits	(6,430)	(3,315)
Provision for uncollectible receivables	2,908	2,640
Stock based compensation	1,722	1,087
Deferred income taxes	1,412	1,633
Changes in operating assets and liabilities:
Receivables	1,340	(3,558)
Material and supplies	282	211
Prepaid expenses and other current assets	(1,839)	(2,538)
Accounts payable and accrued expenses	6,067	(3,222)
Advance billings and customer deposits	(2,227)	4,054
Other current liabilities	(600)	(693)
Other	(22)	552
Net cash provided by operating activities	72,946	65,595
Cash flows from investing activities:
Capital expenditures	(78,334)	(76,732)
Funds released from restricted cash account	—	400
Net cash used in investing activities	(78,334)	(76,332)
Cash flows from financing activities:
Proceeds from exercise of warrant	—	3,342
Proceeds from installment financing	1,698	2,779
Repayment of capital lease and installment financing	(2,680)	(3,083)
Repayment of debt	(2,250)	(2,250)
Refinancing and loan amendment costs	(688)	(150)
Taxes paid related to net share settlement of equity awards	(354)	(941)
Net cash used in financing activities	(4,274)	(303)
Net change in cash and cash equivalents	(9,662)	(11,040)
Cash and cash equivalents, beginning of period	30,312	39,885
Cash and cash equivalents, end of period	$20,650	$28,845
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$9,938	$11,234

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel (5)

(Unaudited, dollars in thousands)

	Three Months Ended
	September 30,		Change
	2016	2015	Amount	Percentage
Business
Data services	$13,949	$12,387	$1,562	12.6%
Voice services	21,626	23,657	(2,031)	(8.6)%
Data center services	3,061	2,762	299	10.8%
Equipment and managed services	6,161	5,993	168	2.8%
	44,797	44,799	(2)	(0.0)%
Consumer
Video services	10,483	8,677	1,806	20.8%
Internet services	7,053	8,283	(1,230)	(14.8)%
Voice services	18,144	19,683	(1,539)	(7.8)%
	35,680	36,643	(963)	(2.6)%
Wholesale carrier data	13,440	14,246	(806)	(5.7)%
Other	3,931	5,217	(1,286)	(24.7)%
	$97,848	$100,905	$(3,057)	(3.0)%

	Nine Months Ended
	September 30,		Change
	2016	2015	Amount	Percentage
Business
Data services	$45,510	$36,285	$9,225	25.4%
Voice services	65,669	70,839	(5,170)	(7.3)%
Data center services	9,329	8,143	1,186	14.6%
Equipment and managed services	15,804	15,036	768	5.1%
	136,312	130,303	6,009	4.6%
Consumer
Video services	29,907	24,479	5,428	22.2%
Internet services	22,106	24,598	(2,492)	(10.1)%
Voice services	55,825	60,231	(4,406)	(7.3)%
	107,838	109,308	(1,470)	(1.3)%
Wholesale carrier data	40,373	42,368	(1,995)	(4.7)%
Other	11,660	12,229	(569)	(4.7)%
	$296,183	$294,208	$1,975	0.7%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		Nine Months Ended		LTM Ended
	September 30,		September 30,		September 30,
	2016	2015	2016	2015	2016
Net income (loss)	$(279)	$105	$1,321	$1,536	$885
Income tax provision (benefit)	(174)	(54)	892	1,204	1,045
Interest expense and other income and expense, net	4,156	4,144	12,879	12,636	17,048
Operating income	3,703	4,195	15,092	15,376	18,978
Depreciation and amortization	23,036	22,551	67,479	65,772	89,586
Non-cash stock and other performance-based compensation	737	186	2,305	1,087	2,802
SystemMetrics earn-out	(71)	(350)	660	194	724
Pension settlement loss	486	4,118	486	6,366	2,208
Other special items	675	550	1,461	1,419	2,506
Adjusted EBITDA	$28,566	$31,250	$87,483	$90,214	$116,804

Hawaiian Telcom Holdco, Inc.

Schedule of Levered Free Cash Flow (6)

(Unaudited, dollars in thousands)

	Three Months Ended		Nine Months Ended		LTM Ended
	September 30,		September 30,		September 30,
	2016	2015	2016	2015	2016
Adjusted EBITDA	$28,566	$31,250	$87,483	$90,214	$116,804
Cash interest expense	(3,588)	(3,630)	(9,938)	(11,234)	(14,882)
Capital expenditures	(25,436)	(23,816)	(78,334)	(76,732)	(100,636)
Levered Free Cash Flow	$(458)	$3,804	$(789)	$2,248	$1,286

Hawaiian Telcom Holdco, Inc.

Schedule of Net Leverage Ratio

(Unaudited, dollars in thousands)

Long-term debt as of September 30, 2016	$284,927
Less cash on hand	(20,650)
Total net debt as of September 30, 2016	$264,277

LTM Adjusted EBITDA as of September 30, 2016	$116,804
Net leverage ratio as of September 30, 2016	2.3	x

Hawaiian Telcom Holdco, Inc.

Volume Information (5)

(Unaudited)

	September 30,		Change
	2016	2015	Number	Percentage
Business
Data lines	19,754	19,835	(81)	(0.4)%
BVoIP lines	18,593	16,273	2,320	14.3%
Voice access lines	162,587	169,120	(6,533)	(3.9)%

Consumer
Video subscribers	39,774	34,009	5,765	17.0%
Internet lines	91,000	93,202	(2,202)	(2.4)%
Voice access lines	139,167	156,311	(17,144)	(11.0)%
Homes enabled for video	201,000	183,000	18,000	9.8%

	September 30,	June 30,	Change
	2016	2016	Number	Percentage
Business
Data lines	19,754	19,851	(97)	(0.5)%
BVoIP lines	18,593	18,101	492	2.7%
Voice access lines	162,587	163,860	(1,273)	(0.8)%

Consumer
Video subscribers	39,774	38,593	1,181	3.1%
Internet lines	91,000	91,820	(820)	(0.9)%
Voice access lines	139,167	143,441	(4,274)	(3.0)%
Homes enabled for video	201,000	198,000	3,000	1.5%